UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2021

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: April 12, 2021	By:	/s/ Lai Ling Tam
Name: Lai Ling Tam
Title: Director

Nam Tai Property Comments on ISS and Glass Lewis Reports

ISS, Glass Lewis Both Determine a Change in Board Control is Not Warranted

Both Proxy Advisors Cite Dissident’s Plan Lacks Sufficient Detail

Nam Tai Urges Shareholders to Protect the Value of Their Investment by

Voting AGAINST Resolutions 1 Through 12 on the WHITE Proxy Card

SHENZHEN, China, April 12, 2021 /PRNewswire/ -- Nam Tai Property Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTP) today issued the following statement in response to the reports issued by Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis regarding the election of directors to Nam Tai’s Board of Directors at the Company’s upcoming Special Meeting on April 26, 2021.

ISS, Glass Lewis Both Determine a Change in Board Control is Not Warranted

We are pleased that ISS and Glass Lewis recognize the risks associated with IsZo gaining control of the Board. ISS notes that the dissident’s plan lacks sufficient detail to support its critiques of the Company’s performance. Additionally, the dissident’s case regarding concerns over share price undervaluation is lacking. ISS specifically stated, “The dissident has not provided sufficient evidence to support its claim that the company’s stock underperformed under the control of Kaisa and that the company’s capital allocation strategy was inadequate. Nor has the dissident made a thorough critique of the company's operating performance.”

Glass Lewis raised similar concerns in their report, “In addition, we believe the board's critique of the full IsZo slate as lacking sufficient industry and local market experience to effectively oversee NTP is valid, as are the board's criticisms of the dissident's plan as being generally vague or reliant upon existing management's experience and plan.”

ISS: Dissident’s $40 Price Estimate has Insufficient Disclosure of Methodology

With regard to IsZo’s unsubstantiated claim of an estimated value of $40, ISS stated:

“An estimate of USD 40 per share was mentioned several times without sufficient disclosure regarding the estimation methodology.”

The Company’s recently completed third-party valuations of its properties by Savills Real Estate Valuation (Guangzhou) Limited ("Savills") and Jones Lang LaSalle ("JLL") resulted in an asset value of approximately RMB 5.7 billion ($880 million), which equates to a net asset value of approximately $18 per share, including balance sheet adjustments. ISS acknowledged that the approximate 30% discount that Nam Tai trades to its Net Asset Value (NAV) is “not unheard of in this sector.” IsZo has targeted Nam Tai based on an unrealistic and unsupported projection for the value of Nam Tai's share price, which is in stark contrast with independent expert opinions. It is clear there is no magic replacement for local experience and relationships. The current Nam Tai Board and management team have delivered on their promises to restore Nam Tai to profitability, and we cannot allow ourselves to be distracted by unrealistic projections to get us off track now.

Increased Liquidity Risk with Nomination of Dissident Directors

We strongly disagree with ISS’s recommendation for three dissident nominees. ISS’ basis appears to be largely rooted in the adverse judgment issued by the Eastern Caribbean Supreme Court in the High Court of Justice in the British Virgin Islands (“Court”) ruling.

We believe ISS misunderstands the recent judgement of the Court and fails to take in account Nam Tai’s position, as set out in its application to appeal that the judgement contained a number of significant errors, such as the failure to account for important evidence, in particular the existence of the liquidity crisis facing Nam Tai.

Nam Tai was notified by its lending banks that the Company’s operations and management control were subject to substantial uncertainties triggered by actions that had been recently taken by IsZo. The purpose of the private placement was to raise capital to meet funding requirements due to the accelerated repayment demands made by its banks.

Although the ISS and Glass Lewis reports reference the bank demand letters and ensuing liquidity crisis in the chronology of events, the reports are silent on what alternative course of action Nam Tai’s management had other than issuing a private placement to raise capital to meet the repayment demands.

The reports make no mention how the appointment of dissident directors will help relieve the liquidity crisis. The highest priority for Nam Tai management and the Board is to resolve outstanding liquidity matters and resume normal operations. The existing management is highly confident in its ability to re-establish its banking relationships after the Company’s board nominees are re-elected.

The recommendation for two dissident nominees by Glass Lewis in its report is also strongly disagreed by the Company for similar reasons.

Strategic Relationship with Kaisa Recognized by ISS and Glass Lewis

“In fairness, it should be noted that NTP only started to transform from an electronics manufacturer into a real estate developer in 2014 and that Kaisa’s investment in NTP resulted from the former chairman’s search for an exit for himself and a strategic partner for NTP,” ISS noted.

“We also believe that a portion of the current directors' institutional knowledge and relationships, particularly with the Company's financial institutions and local partners, remains vital to the future operation and success of the Company,” Glass Lewis stated.

Further, IsZo’s slate puts at risk the Company’s strategic partnership with Kaisa, a top 24 national developer and a top 3 developer in Shenzhen with more than 20 years of local real estate experience. Leveraging its significant expertise in the local market, Kaisa brings to the Company a number of significant and strategic advantages, including local real estate expertise, expedited industrial development projects, and enhanced access to bank financings, suppliers, and local authorities. Kaisa's partnership and investment in the Company has greatly increased market confidence in Nam Tai, including from customers and suppliers – which are critical to the continued success of the Company. Maintaining the Kaisa relationship is undeniably the key to resolving the liquidity crisis.

In addition, there is also no evidence of IsZo’s capability to put forward a management team with expertise in the PRC real estate sector. As acknowledged by ISS, IsZo’s plan lacks details, citing specifically that “no alternative management team has been identified.”

Nam Tai’s Directors Would Restore Access to Financing and Unlock Growth

With regard to recommending against Dr. Wing Yan (William) Lo, Professor Si Zong Wu, and Professor Aiping Lyu, and the latter two of them by ISS and Glass Lewis, respectively, we believe that the two proxy advisory firms have reached the wrong conclusion. The imminent threat to shareholder value is the potential for a forced liquidation of Nam Tai’s assets to meet the banks’ accelerated repayment demands.

We are highly confident that our board directors are the right individuals to continue working with the management team to restore access to financing and unlock the significant growth potential in the path ahead. The Company looks forward to continuing in its mission to become a leading technology park developer and operator committed to long-term and sustainable growth.

Dr. Wing Yan (William) Lo

Dr. Lo brings over 34 years of technology and consumer experience to our Board, as well as extensive real estate Board experience. He has served as a director of Jing Rui Holdings since 2013 and at CSI Properties since 2014. In addition, Dr. Lo has extensive knowledge of the Mainland and Hong Kong financial markets, and his background in TMT is critical to Nam Tai in our mission to become a leading technology park developer.

Professor Si Zong Wu

Professor Wu is a professor of economics, business management and marketing at Tongji University Professor with over 40 years of experience as a teacher and researcher. He has also served as the Secretary of the Party Committee. His understanding of macroeconomics, insight into business cycles and knowledge of the regulations, has proved invaluable to management. He currently serves as a director and general managers for Guanzong Investment Management Co., independent director of Shanghai Shimao Co., Top Spring International Holdings, Anhui Higasket Plastics Co. and director of Chitina Holding Ltd.

Professor Aiping Lyu

Professor Lyu brings over 22 years of experience in research and pharmaceuticals in Mainland China and Hong Kong. He also currently serves as a member of the Chinese Pharmacopoeia Commission of the People’s Republic of China. Professor Lyu has served as an independent non-executive director of Kaisa Health Group Holdings Limited (SEHK: 876) since March 2018 and has been the Chair Professor and Dean of School of Chinese Medicine of Hong Kong Baptist University since February 2012. His extensive experience in academia provides fresh insights and ideas to our leadership, as well as critical relationships throughout our markets of operation which is home to several biotechnology and pharmaceutical companies.

We remind our shareholders that their vote is extremely important, no matter how many or how few shares they own. Nam Tai urges shareholders to vote AGAINST Resolutions 1 through 12 on the WHITE Proxy Card so that our independent, highly qualified and experienced board directors may continue their work with our management team in driving growth and creating long-term value for shareholders.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor at the number listed below:

Innisfree M&A Incorporated

Shareholders may call toll free: (877) 825-8777

Banks and Brokers may call: (212) 750-5833

Forward-looking Statement and Factors that Could Cause our Share Price to Decline

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "might", "can", "could", "will", "would", "anticipate", "believe", "continue", "estimate", "expect", "forecast", "intend", "plan", "seek", or "timetable". These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectation. These risk factors are described in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time and are incorporated herein by reference. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this press release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

We are a real estate developer and operator, mainly conducting business in Mainland China. Our main land resources are located in the Guangdong-Hong Kong-Macao Greater Bay Area ("Greater Bay Area") and Wuxi, China, of which the three plots in Shenzhen will be developed into Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley. We plan to build these technology parks into landmark parks in the region and provide high-quality industrial offices, industrial service spaces and supporting dormitories to the tenants. Based on the experience of developing and operating technology parks and an industrial relationship network accumulated over the past 40 years, we have also exported the operation model of technology parks to other industrial properties. Through an asset-light model, we have leased industrial properties for repositioning and business invitation. We will also expand the commercial and residential property business in China as an auxiliary development strategy of the Company. As the growth prospects of China maintain, we shall seize development opportunities in the Greater Bay Area and other first- and second-tier cities in China, and continue to strengthen and expand the business of industrial real estate, and commercial and residential properties. Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: "NTP").

Please refer to our corporate website (https://www.namtai.com/) or the SEC website (www.sec.gov) for our press releases and financial statements.

Contacts

Ira Gorsky

Financial Communications

Edelman

Email: Ira.gorsky@edelman.com

Cell: 732-740-5872

Media and Investor Relations Department

Nam Tai Property Inc.

E-mail: ir@namtai.com.cn